301 Sylvan Avenue

Englewood Cliffs, NJ 07632

P 201.816.8900

F 201.816.8911

Via EDGAR

United States Securities and Exchange Commission

Washington, DC 20549

Re:         ConnectOne Bancorp, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 13, 2023

File No. 001-40751

Dear Sir or Madam:

This is in response to your letter of July 27, 2023 providing comments on the above referenced proxy statement. We acknowledge receipt of you letter and comments, and we will address the comments in the Company’s Definitive Proxy Statement for its 2024 Annual Meeting of Shareholders. Please contact the undersigned with any questions or if you need additional information.

Very truly yours,

/s/William S. Burns
Senior Executive Vice President/Chief Financial Officer